INTERTAPE POLYMER GROUP INC.
110E Montee de Liesse
St. Laurent, Quebec, Canada H4T 1N4

September 18, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Ms. Nina Mojiri-Azad, Esq.
Judicial Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Re:     Intertape Polymer Group Inc.
        Withdrawal of Registration Statement on Form F-3 filed September 19, 2001, as amended
        SEC File No. 333-69666

Ladies and Gentlemen:

     On behalf of INTERTAPE POLYMER GROUP INC. (the "Company"), this letter is filed with respect to the Company's Registration Statement on Form F-3, as amended, SEC File No. 333-69666 (the "Registration Statement").

     In accordance with the terms of the Registration Rights Agreement attached to the Registration Statement, the Company no longer has an obligation to register the shares of the Company's common stock under the Registration Statement (the "Securities") because the "Selling Shareholder" under the Registration Statement, Olympian Tape Sales, Inc., is entitled to sell the Securities pursuant to the provisions of Rule 144(k). No Securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement pursuant to Rule 477 under the Securities Act of 1933.

                                   Sincerely,

                                   INTERTAPE POLYMER GROUP INC.



                                   By:  /s/Andrew M. Archibald
                                       Andrew M. Archibald, Chief
                                       Financial Officer, Secretary,
                                       and Vice President Administration